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                                                               EXHIBIT 99.(a)(7)

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                        Press Release from Securitas AB
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                                                               February 22, 1999


Securitas and Pinkerton to Form World Leader in Security

[_] Securitas has agreed to acquire Pinkerton Inc in the US, which had total annual sales in 1998 of about SEK 8 billion (US$ 1 billion), for a consideration of SEK 3 billion (US$ 384 million).

[_] The new group is expected to have combined annual sales of SEK 27 billion (US$ 3.5 billion) and will have operations in more than 30 countries and 114,000 employees.

[_] The acquisition is expected to affect the earnings of the Securitas group positively in 1999.


Securitas (SSE: SECU) and Pinkerton Inc (NYSE: PKT) have signed a definitive merger agreement for Securitas to acquire all of the outstanding shares of Pinkerton. Pursuant to the agreement, Securitas will pay US$ 29 per share for each outstanding share of Pinkerton common stock, for an aggregate consideration of approximately US$ 384 million. Pinkerton currently has approximately 12.2 million shares of common stock and options corresponding to 2.3 million shares of common stock outstanding. The average share price over last month has been US$ 20.

The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Pinkerton will become a wholly owned subsidiary of Securitas AB. The transaction has been unanimously recommended by the Boards of Directors of Pinkerton and Securitas. The main shareholder of Pinkerton, Mr. Thomas Wathen, chairman of Pinkerton, who holds 30.6 percent of the shares of Pinkerton has committed to sell his shares to Securitas at the offer price.

Securitas expects to commence its cash tender offer later this week. The cash tender offer is subject to Securitas receiving at least a majority of the fully diluted shares of Pinkerton, as well as receipt of required regulatory approvals.

                    [LETTERHEAD OF SECURITAS AB APPEARS HERE]
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Pinkerton

Pinkerton, which was founded 149 years ago by Allan Pinkerton, is the second largest operator in the US Guard services industry with an estimated market share of 6 percent and has 250 offices and 48,000 employees throughout the United States, Canada, Mexico, Europe and Asia. The company has about 5,000 clients to which it offers guard services, alarm installation and monitoring and security consulting and investigative services. The company has more than 85 percent of the US Fortune 1000 companies as clients.

In 1998, Pinkerton's total annual sales were about US$ 1 billion (SEK 8 billion) with an operating margin of approximately 3 percent. Operating capital employed as of December 31, 1998, amounted to US$ 88 million (SEK 686 million), goodwill to US$ 71 million (SEK 554 million), net debt to US$ 23 million (SEK 179 million) and equity to US$ 136 million (SEK 1,061 million).

Guard services accounted for 87 percent of total sales or US$ 875 million (SEK 6,825 million) in 1998. Services are provided to customers in the industrial, financial, retail, hospital and government sectors in the form of permanent or temporary uniformed officers, special event services, emergency services, patrol and inspection services, alarm response and security escort.

Alarms include design, installation and maintenance of electronic security systems (e.g. access control, CCTV, fire and burglar alarms). It also includes alarm monitoring with central station, remote video verification, remote access control and building control, and alarm response with patrol dispatch. Alarms accounted for 8 percent of total sales or US$ 78 million (SEK 608 million) in 1998. Pinkerton started to enter into alarms in 1995 and has since then acquired eight regional companies in the US and today has a national coverage.

Security consulting and investigations accounted for 5 percent of sales or US$ 56 million (SEK 437 million) in 1998. Pinkerton is the world's second largest investigation firm. Its services include intellectual property and counterfeiting investigations, corporate due diligence and internal fraud investigations, personal protection and employee screening. Pinkerton's consulting practice provides risk assessments, crises and incident management and international terrorism studies.

Pinkerton's stock was first listed on the Nasdaq National Market in 1990 and began trading on the New York Stock Exchange in 1996. The main shareholder, with
30.6 percent of the outstanding stock, is Thomas Wathen, who is also the chairman of the board. Other main owners are mainly institutional.


Securitas

Securitas is the leading European Security Company and operates in sixteen European countries. Annual sales in 1998 amounted to SEK 13.7 billion (US$ 1.8 billion). Including full year effect of acquisitions made during 1998, the pro forma combined sales would have amounted to approximately SEK 18 billion (US$
2.3 billion) on a full year basis. The number of employees is more than 66,000. Guard services account for 66 percent of sales, Cash In Transit 16 percent, Alarms 15 percent and Home alarms, Securitas Direct, for 3 percent of adjusted 1998 sales, adjusted for full year effect of acquisitions made 1998.

Securitas has an estimated 9 percent share of the overall European security market and France with 24 percent of sales, Germany with 19 percent of sales and Sweden with 16 percent of sales are the largest countries of operation.

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Acquisitions and organic growth have increased sales by an average of 22 percent per annum during the last ten-year period. Over the same period the result before tax has increased by 30 percent per annum on average.

Securitas has been listed on the Stockholm Stock Exchange since 1991.


The New Securitas

The merger will create the world's leading Security Company with operations in more than 30 countries and 114.000 employees worldwide. The group is expected to have annual consolidated group sales of some SEK 27 billion (US$ 3.5 billion).

The security service industry in North America accounts for more than 40 percent of the global market for security services and the North American market has experienced an annual growth of 7-9 percent organically during the last years. Pinkerton - number two in the market - has a market share of approximately 3 percent of the total market and 6 percent of the guarding market. The Pinkerton name will be kept as trading name outside Europe in the market place.

Together with Securitas' market share of 9 percent in the European market the new group is expected to have approximately 5 percent of the global security market. The largest operations will be in the US with approximately 24 percent of group sales followed by France 17 percent, Germany 15 percent and Sweden 11 percent.

Thomas Berglund, President and Chief Executive Officer of Securitas said: "The merger is a milestone for the security industry. We have spent ten years building a strong and comprehensive European platform and Europe still offers a huge potential for further growth and improved profitability. This step provides a strong second platform from which to replicate the significant growth we have experienced in Europe over the last ten years."

Denis R. Brown, Pinkerton's President and Chief Executive Officer said: "This combination of two powerful security leaders will provide corporations with access to an even stronger network of security services. We are finding that US corporations, in particular, are seeking to consolidate their security with fewer providers in order to create more integrated, well planned security environments for their assets. With combined resources, we will be able to continuously strengthen both the quality of our services and operational efficiencies that should enhance the Company's growth and earnings in the years ahead."

In the short term, synergies are expected from integrating Pinkerton's European operations in Germany, UK, Portugal and Czech Republic with Securitas existing operations as well as from reducing head office costs in Los Angeles by delisting the company. Thus the acquisition is expected to have a positive impact on the earnings as well as free cash flow of the Securitas Group in 1999.

In the long term, organic growth as well as growth by acquisitions in the US, in combination with increased margins, are expected to contribute substantially to a continued good development for Securitas.

Denis R. Brown will become chairman and Chief Executive Officer of Pinkerton's operations except for

                   [LETTERHEAD OF SECURITAS AB APPEARS HERE]
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operations in Europe, which will be integrated with Securitas. He will also be nominated for election in April 1999 to the Board of Directors of Securitas.

Financing

Securitas has received a commitment from Deutsche Bank to provide a revolving credit facility of up to US$ 440 million to finance the cash tender offer and associated costs and expenses.


Proposed new issue

In order to ensure Securitas a platform for further expansion in Europe and the United States, the Board of Directors of Securitas intends to propose to the Annual General Meeting, on April 15th 1999, in Securitas AB that a non-pre-emptive new issue of shares should be made. The size of the issue is proposed to be approximately SEK 3 billions and is intended to be placed with international institutional investors at the prevailing market price. Deutsche Bank has been appointed as adviser and global book runner for the transaction.


Time Schedule

February 22  Information meeting in London at 1 p.m. GMT at The Savoy Hotel,
             Strand, London WC2R 0EU
February 23  Information meeting in Stockholm at 08.30 a.m. CET at Securitas,
             Lindhagensplan 70, 102 28 Stockholm

February 25  Tender offer commences in US
March 25     End of tender offer period
April 2      Closing of acquisition if acceptance

April 15     Annual General Meeting and approval of the proposed new issue

                   [LETTERHEAD OF SECURITAS AB APPEARS HERE]
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Further information can be obtained from Thomas Berglund, President and CEO,
Amund Skarholt, Executive Vice President and COO, Hakan Winberg, Executive Vice President and Chief Financial Officer, and Camilla Weiner, Manager Investor Relations, telephone +46 8 657 74 00.

                   [LETTERHEAD OF SECURITAS AB APPEARS HERE]